Filed pursuant to Rule 433

Registration No. 333-281553

Dated September 2, 2025

$600,000,000

5.600% Fixed Rate Reset Subordinated Notes due 2035

Pricing Term Sheet

Issuer:	First Citizens BancShares, Inc. (“BancShares”)

Security:	5.600% Fixed Rate Reset Subordinated Notes due 2035 (the “Notes”)

Legal Format:	SEC Registered

Aggregate Principal Amount:	$600,000,000

Expected Ratings*:	Baa2 (Moody’s) / BBB- (S&P)

Trade Date:	September 2, 2025

Settlement Date**:	September 5, 2025 (T+3) (the “Issue Date”)

Maturity Date:	September 5, 2035 (the “Maturity Date”)

Benchmark Treasury:	UST 3.625% due August 31, 2030

Benchmark Treasury Price and Yield:	99-14; 3.750%

Spread to Benchmark Treasury:	+185 bps

Interest Rate:

From (and including) the Issue Date to (but excluding) September 5, 2030 (the “Reset Date”) or the date of earlier redemption, the interest on the Notes will be payable at a fixed rate of 5.600% per annum.

From (and including) the Reset Date to (but excluding) the Maturity Date or the date of earlier redemption, the interest on the Notes will be payable at a rate per annum which will be the Five-year U.S. Treasury Rate as of the day falling two business days prior to the Reset Date, plus 185 basis points per annum.

Interest Payment Dates:	Interest on the Notes will be payable semi-annually in arrears on March 5 and September 5 of each year and on the Maturity Date and any redemption date (each, an “Interest Payment Date”), commencing on March 5, 2026, and ending on the Maturity Date or date of earlier redemption.

Record Dates:	The fifteenth calendar day (whether or not a business day) preceding the related Interest Payment Date.

Redemption:

BancShares may, at its option, redeem the Notes in whole, but not in part, on the Reset Date, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to (but excluding) the redemption date.

BancShares may also, at its option, redeem the Notes, in whole or in part, on or after June 5, 2035 (three months prior to the Maturity Date), at any time and from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to (but excluding) the redemption date.

In addition, BancShares may also, at its option, redeem the Notes in whole, but not in part, at any time before the Maturity Date, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, if (i) a “Tax Event” occurs, (ii) a “Tier 2 Capital Event” occurs, or (iii) BancShares is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to (but excluding) the date of redemption.

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	BancShares intends to use the net proceeds from the offering of the Notes for general corporate purposes.

Price to Public:	100.000%

Underwriters’ Discount:	0.350% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$597,900,000

Subordination:	The Notes will be unsecured, subordinated obligations of BancShares.

CUSIP/ISIN:	319626AA5 / US319626AA55

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC

Co-Managers:	First Citizens Capital Securities, LLC Raymond James & Associates, Inc.

Conflicts of Interest:	First Citizens Capital Securities, LLC, a subsidiary of BancShares, is participating in the offering of the Notes as an underwriter. Accordingly, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. In accordance with that rule, First Citizens Capital Securities, LLC is not permitted to sell the Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the customer to which the account relates.

*

A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

This Pricing Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated September 2, 2025 (the “Preliminary Prospectus”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Other information (including other financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not otherwise defined have the meanings given to them in the Preliminary Prospectus. BancShares has filed a registration statement on Form S-3 (Registration No. 333-281553), including the Preliminary Prospectus and an accompanying base prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and the accompanying base prospectus and other documents that BancShares has filed with the SEC for more complete information about BancShares and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, BancShares, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus and the accompanying base prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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